UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-35755

URBAN TEA, INC.

(Translation of registrant’s name into English)

Huakun Times Plaza, Room 1118, Floor 11

No. 200, Erduan, East Xiang Fu Road

Yuhua District, Changsha, China

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into Material Definitive Agreements in Connection with a Registered Direct Offering.

On July 30, 2020, Urban Tea, Inc. (the “Company”) and certain institutional investors (the “Purchasers”) entered into certain securities purchase agreement (the “July Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 15,000,000 ordinary shares, (the “July Shares”) no par value (the “Ordinary Shares”), at a price of $0.40 per share in a registered direct offering, for gross proceeds of approximately $6 million (the “July Offering”).

On August 14, 2020, the Company and the Purchasers entered into certain securities purchase agreement (the “August Purchase Agreement,” together with the July Purchase Agreement, the “Purchase Agreements”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 18,750,000 Ordinary Shares, (the “August Shares,” together with the July Shares, the “Shares”), at a price of $0.32 per share in a registered direct offering, for gross proceeds of approximately $6 million (the “August Offering,” together with the July Offering, the “Offerings”).

The Company agreed in the Purchase Agreements that it would not issue any Ordinary Shares (or Ordinary Shares equivalents) for 60 calendar days following the closing of the Offerings subject to certain exceptions including, without limitation, issuances of restricted securities to consultants or employees of the Company, share option grants and issuances pursuant to existing outstanding securities and issuance in connection with strategic acquisition.

The Company currently intends to use the net proceeds from the Offerings for working capital and other general corporate purposes. The July Offering closed on August 3, 2020, and the August Offering closed on August 18, 2020.

The Company also entered into certain placement agency agreements dated July 30, 2020 and August 14, 2020 (the “Placement Agency Agreements”) with Maxim Group LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the gross proceeds raised in each of the Offerings. The Company also agreed to reimburse the Placement Agent $5,000 for non-accountable expenses and up to $25,000 for the reasonable and accounted fees and expenses of legal counsel for each of the Offerings.

The Placement Agent has required that the officers and directors and 10% holders of the Company enter into lock-up agreements (each a “Lock-Up Agreement”) pursuant to which these persons have agreed that, without the prior consent of the Placement Agent, they will not, for a period of 60 days following the closing of the Offerings, subject to certain exceptions, offer, sell or otherwise dispose of or transfer any securities of the Company owned by them as of the date of the closing of the Offering or acquired during the lock-up period.

A copy of the form of Placement Agency Agreements, form of the Purchase Agreements and form of Lock-Up Agreements are attached hereto as Exhibits 99.1, 99.2, 99.3, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Placement Agency Agreements, Purchase Agreements and the form of Lock-Up Agreement are subject to, and qualified in their entirety by, such documents.

On July 30, 2020, the Company issued a press release announcing pricing of the July Offering (the “July Press Release”) and on August 14, 2020, the Company issued a press release announcing pricing of the August Offering (the “August Press Release”). Copies of the July Press Release and August Press Release are attached hereto as Exhibit 99.4 and 99.5, respectively, and are incorporated herein by reference. A copy of the legal opinion issued by the Company’s British Virgin Islands counsel Harney Westwood & Riegels LP (“Harney”) in the July Offering is attached hereto as Exhibit 5.1. A copy of the legal opinion issued by Harney in the August Offering is attached hereto as Exhibit 5.2.

The sales and offerings of the Shares pursuant to the Purchase Agreements were effected as takedowns off the Company’s shelf registration statement on Form F-3, as amended (File No. 333-227211), which became effective on September 19, 2018, pursuant to prospectus supplements filed with the Commission.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Form of Placement Agency Agreement between Urban Tea, Inc. and Maxim Group LLC
99.2	Form of Securities Purchase Agreement
99.3	Form of Lock-Up Agreement
99.4	Press Release dated July 30, 2020
99.5	Press Release dated August 14, 2020
5.1	Legal Opinion of Harney Westwood & Riegels LP dated August 3, 2020
5.2	Legal Opinion of Harney Westwood & Riegels LP dated August 18, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 18, 2020

URBAN TEA, INC.

By:	/s/ Long Yi
Name:	Long Yi
Title:	Chief Executive Officer and Chairman

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